Exhibit 99.1

FEMSA’s Envoy Solutions reaches agreement to acquire Johnston Paper,

expanding its footprint in the Northeast region of the United States

Monterrey, Mexico, November 18, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that Envoy Solutions, FEMSA’s specialized distribution subsidiary in the United States, reached an agreement to acquire Johnston Paper Company, Inc., (“Johnston Paper”), an independent specialized distribution company based in Auburn, New York. Johnston Paper will enhance Envoy Solutions´ existing footprint in the Northeast by increasing its reach into the Upstate New York area. This transaction represents another important step in FEMSA’s strategic path to build a leading national distribution platform in the United States. Revenues of the acquired business for the last twelve months as of October 2021, were over US$ 90 million.

The transaction is subject to customary closing conditions and approvals and is expected to close during the fourth quarter of 2021.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, a mong other indexes that evaluate its sustainability performance.

November 18, 2021	1